P.O. Box 2600

Valley Forge, PA 19482

laura_bautista@vanguard.com

May 24, 2023
Lisa N. Larkin, Esq.	via electronic filing
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Vanguard Fixed Income Securities Funds (the "Trust")

File No. 002-47371

Post-Effective Amendment No. 129 – Vanguard High-Yield Corporate Fund

Dear Ms. Larkin:

This letter responds to your comments provided on April 26, 2023, on the above-referenced post-effective amendment. The comments apply to Vanguard High-Yield Corporate Fund, a series of the Trust.

Prospectus Comments

Comment 1: On page 13, in the section "Security Selection," in the third paragraph, consider using a plain English version of "high-yield sector leads."

Response 1: We have revised the description and replaced "high-yield sector leads" with "Vanguard's high-yield team."

Comment 2: On page 13, in the section "Security Selection," in the third paragraph, consider using a plain English version of "to identify durable business models."

Response 2: We have revised the disclosure and replaced "to identify durable business models" with "to identify companies with sustainable cash flows and capital structures."

Comment 3: On page 13, in the section "Security Selection," in the third paragraph, consider whether "Fixed Income Group's Senior Investment Committee" should be a defined term.

Response 3: We have reviewed the disclosure, which notes that the Senior Investment Committee functions within the Fixed Income Group, which is a group within Vanguard. While not a defined term, it is consistent with Vanguard's standard manner of referring to the investment team within Vanguard whose focus is fixed income investments.

Comment 4: On page 16, in the section "Security Selection," in the fourteenth paragraph, please indicate whether the references to "advisor" should be to "advisors" since the fund has more than one advisor.

P.O. Box 2600

Valley Forge, PA 19482

laura_bautista@vanguard.com

Response 4: We have deleted the paragraph because each advisor's security selection process is described elsewhere in the prospectus.

If you have any questions, please contact me at laura_bautista@vanguard.com.

Sincerely,

/s/ Laura Bautista

Laura Bautista

Assistant General Counsel

The Vanguard Group, Inc.

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